Manually Executed

[redacted]

05058966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN
290 Harbor Drive
Stamford, Connecticut 06902

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Page 1 of 20 pages
Exhibit Index is on page 19

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TWC Savings Plan

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Charlotte, North Carolina
June 13, 2005

TWC Savings Plan

Statements of Net Assets Available For Benefits

	December 31, 2004	December 31, 2003
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans Master Trust (Notes 1 and 3)	**$ 689,069**	$ 591,771
Loans to participants	**24,513**	19,817
Contributions receivable:		
Employer	**641**	545
Participants	**1,084**	916
Total assets	**715,307**	613,049
Administrative fees payable	–	397
Total liabilities	–	397
Net assets available for benefits	**$ 715,307**	$ 612,652

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available For Benefits

	Years Ended December 31, 2004	2003
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 612,652**	$ 418,630
Changes in net assets		
Net investment gain from Time Warner Defined Contribution Plans Master Trust (Notes 1 and 3)	**47,427**	125,169
Contributions:		
Employer, net of forfeitures	**33,558**	30,128
Participant	**54,924**	48,670
Interest income	**1,217**	1,187
Rollovers received	**3,890**	1,817
Participants withdrawals	**(37,776)**	(23,947)
Administrative expenses	**(548)**	(602)
Net transfer from other plans (Note 1)	**–**	11,647
Other	**(37)**	(47)
Increase in net assets available for benefits	**102,655**	194,022
Net assets available for benefits at end of year	**$ 715,307**	$ 612,652

See accompanying notes.

1. Description of the Plan

The following description of the TWC Savings Plan (the "Plan") provides only general information. A more complete description of the Plan's provisions is provided in the Plan documents, as amended, and summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

Effective October 16, 2003, AOL Time Warner Inc. changed its name to Time Warner Inc. ("Time Warner") and the AOL Time Warner Inc. Stock Fund was changed to the Time Warner Inc. Stock Fund.

Effective June 18, 2004, the Plan is sponsored by Time Warner Cable Inc. Prior to this date, the Plan was sponsored by Time Warner Entertainment Company, L.P. ("TWE"). The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust") (formerly known as the AOL Time Warner Defined Contribution Plans Master Trust). TWE, Time Warner Cable Inc., Time Warner Entertainment-Advance/Newhouse Partnership (a general partnership owned by TWE and Advance/Newhouse Partnership, a partnership of Newhouse Broadcasting Corporation and Advance Communications Corp.) ("TWEAN"), and Century Venture Corporation (these entities are herein collectively referred to as Time Warner Cable ("TWC")) are participating employers in the Plan.

Generally, employees of TWC eligible to participate in the Plan are non-union and certain union employees with a minimum of three months of employment with TWC. Upon working one year and at least 1,000 hours of service, participants in the Plan begin to receive company matching contributions.

The Plan permits eligible employees to save on a pre-tax contribution basis.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as rollovers received in the Statements of Changes in Net Assets Available for Benefits.

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity") pursuant to the Master Trust arrangement to which contributions are made, from which benefit disbursements are paid, and in which investments are held. Participants may change their investment options as often as they desire.

1. Description of the Plan (continued)

Separate accounts are maintained for each participant's interest in the various Investment Funds offered under the Plan. The participants' accounts are credited with their own and TWC contributions and earnings and losses thereon. Investment earnings are allocated to the participants' accounts based on their proportionate interest in the separate funds.

The Plan is administered by a committee ("Administrative Committee") appointed by Time Warner Cable Inc. as of June 2004, and previously by TWE. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Plan Transfers

Restructuring of TWEAN Partnership

Due to a restructuring of TWEAN, effective December 31, 2002, certain employees of TWEAN became employees of the Advance/Newhouse Partnership. In conjunction with the restructuring, an aggregate value of approximately $67 million was reflected for 2002 as a transfer to other plan payable and a transfer to other plan. The $67 million consisted of participant accounts with an aggregate value of approximately $64 million and participant loans with an aggregate value of approximately $3 million. During the plan year ended December 31, 2003, plan assets having an aggregate value of approximately $51 million (excluding the value of participant loans) were transferred from the Plan to the Advance/Newhouse Partnership 401(k) Plan. The difference between the estimate of participant accounts made in 2002 with an aggregate value of approximately $64 million and the actual asset transfer amount during the 2003 plan year with an aggregate value of approximately $51 million is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003 as a transfer from other plan.

Mystro Transfer

Effective January 1, 2003, account balances in the Plan of the employees of AOL Time Warner Interactive Video Group, Inc. (known as Mystro) ("Mystro Employees") with an aggregate value of approximately $2 million were transferred to the Time Warner Savings Plan (formerly known as the AOL Time Warner Savings Plan). Assets of Mystro Employees remained invested in the same Investment Funds in the Master Trust, since both plans participate in the Master Trust. All Mystro Employees who were participants in the Plan became participants of the Time Warner Savings Plan.

1. Description of the Plan (continued)

Contributions

The Plan provides that the minimum participant contribution is 2% of the participant's eligible compensation (including overtime, shift differentials and commissions, but excluding bonuses and incentive compensation). The maximum contribution was 16% until August 2004, unless the participant is considered a highly compensated employee based on compensation in the prior calendar year. Effective August 2004, the maximum contribution is 30%, unless the participant is considered a highly compensated employee based on compensation in the prior calendar year. Participants receiving compensation in excess of $90,000 in 2003 were considered highly compensated for the 2004 Plan year. Highly compensated participants could contribute from 2% to 6% of eligible compensation in 2004 and 2003. See Note 7. The maximum annual compensation used for determining participant contributions is limited by the annual limit established by the Internal Revenue Code of 1986 (the "Code"), subject to adjustment as permitted under the Code. TWC will generally contribute two dollars to a participant's account for every three dollars the participant contributes through payroll deductions for the first 10% of a participant's eligible compensation contributed to the Plan. TWC has the right in any year to set the maximum amount of the employer contribution.

Vesting

Participant contributions and earnings thereon are 100% vested. TWC contributions and earnings thereon vest as follows: 25% after two full years of service; 50% after three full years of service; 75% after four full years of service; and 100% after five full years of service.

The employee's interest in TWC contributions becomes fully vested upon death, retirement at normal retirement age, total disability, termination of the Plan or certain other events. All forfeitures become immediately available to offset TWC contributions or may be used to pay Plan expenses. Forfeitures were $736,650 and $470,703 at December 31, 2004 and 2003, respectively. If an individual repays the amounts that have been withdrawn upon termination within five years of the withdrawal, TWC will reinstate any forfeitures as a result of the termination. Although TWC has not expressed an intent to terminate the Plan, it may do so at any time.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount or cash installments equal to the vested value of his or her account, or periodic installments over a period not exceeding his or her life expectancy or the joint and last survivor expectancy of the participant and the participant's beneficiary. For a participant whose vested account balance does not exceed $5,000, a lump sum is distributed in cash from all funds in which the employee participates except for the Time Warner Inc. Stock Fund. Distribution of the vested portion of the participant's Time Warner Inc. Stock Fund will be made in cash or in shares of Time Warner common stock ("Time Warner common stock") at the participant's election.

Participant Loans

The Plan provides that participants may borrow from their vested account balances. The amount of the loan cannot be less than $1,000 or more than $50,000. The interest rate on loans is the prime rate plus 1%. Loans must be repaid through payroll deduction or by check if payroll deductions are not available. The one-time loan setup fee and the quarterly maintenance fee charged to the Plan are deducted from the participant's fund accounts for each loan. Loans are recorded at principal amounts and are treated as transfers between the Investment Funds and the participant loan fund. Interest rates are fixed at the time of the loans and as of both December 31, 2004, and December 31, 2003, range from 4.75% to 11.00%.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by TWC.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts included in the 2003 financial statements and notes have been reclassified to conform to the current year presentation.

3. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for the collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates. The Investment Funds under the Master Trust include certain mutual funds and eleven core investment funds maintained by the trustee, including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and a growth income mutual fund. See Note 7.

The beneficial interests of the Plan in the Master Trust at December 31, 2004 and 2003, used to allocate investment income/loss, gains and losses and certain expenses to the Plan are 16.29% and 14.87%, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in commingled trust funds are valued at unit values as reported by Fidelity and its affiliates. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed, and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was approximately $421,485,000 and $426,624,000 as of December 31, 2004 and 2003, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the

3. Investments (continued)

"Crediting Rate"). The Crediting Rate is calculated daily and was 4.4% and 4.8% at December 31, 2004 and 2003, respectively. The average annualized yield of the Capital Preservation Fund was 4.6% and 5.1% for the years ended December 31, 2004 and 2003, respectively.

The net assets available to participating plans in the Master Trust are summarized below:

	December 31, 2004	December 31, 2003
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	**$ 1,584,258**	$ 1,581,485
Time Warner common stock	**861,454**	863,335
Synthetic investment contracts	**414,339**	410,799
Mutual funds	**1,364,914**	1,113,030
Cash equivalents	**8,578**	12,097
Total investments	**4,233,543**	3,980,746
Accrued investment income and other assets	**1,732**	6,755
Total assets	**4,235,275**	3,987,501
Total liabilities	**5,258**	7,830
Net assets available to participating plans	**$ 4,230,017**	$ 3,979,671

3. Investments (continued)

During the years ended December 31, 2004 and 2003, net investment gain of the Master Trust was as follows:

	Years Ended December 31,	
	2004	**2003**
	(In Thousands)	
Interest and dividend income, net of fees	**$ 40,610**	$ 29,065
Net realized and unrealized appreciation in fair value of investments:		
Commingled trust funds	**110,078**	394,277
Time Warner common stock	**60,919**	238,405
Mutual funds	**85,644**	144,958
Total net realized and unrealized appreciation	**256,641**	777,640
Total net investment gain	**$ 297,251**	$ 806,705

4. Transaction with Parties-In-Interest

Under the terms of the Plan, TWC must contribute only cash for the TWC contributions to the Plan, and purchases of Time Warner common stock must be made on the open market.

5. Contingencies

As of June 13, 2005, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Time Warner Savings Plan, the Time Warner Thrift Plan and/or the Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also names TWE as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time*

5. Contingencies (continued)

Warner Inc. Securities and "ERISA" Litigation in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans. Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. Time Warner intends to defend against these lawsuits vigorously. Time Warner is unable to predict the outcome of these cases or reasonably estimate a range of possible loss. The Plans are not named as defendants in these consolidated actions.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Events

Effective January 1, 2005, highly compensated participants may contribute from 2% to 7% of eligible compensation to the Plan.

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan, with the implementation date expected to be September 28, 2005. The new Investment Funds will consist of four asset allocation funds, nine core actively managed funds (four of which are included in the existing set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and Fidelity Aggressive Growth Equity Fund),

7. Subsequent Events (continued)

four core index funds and a mutual fund window (a self directed brokerage account) that will replace the mutual funds currently available as Investment Funds.

Effective March 28, 2005, the deminimus distribution amount changed from $5,000 to $1,000.

On May 20, 2005, Time Warner announced that beginning in the third quarter of 2005, it expects to start paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. The dividend will be paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares will be added to the assets of the Time Warner Inc. Stock Fund and will be reflected in the net asset value of Plan participants' units in the Time Warner Inc. Stock Fund and recorded as investment income.

Supplemental Schedule

EIN: #84-1496755
Plan: #019

TWC Savings Plan

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2004

Description of Investment	Current Value
Loans to participants (interest rates from 4.75% to 11%, maturing through November 2014)	$ 24,513,353

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

Date: June 24, 2005

By: ____________________
Name: Pascal Desroches
Member of the Administrative Committee

75257v1

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	20

75257v1

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787 and 333-116118 on Form S-8 of Time Warner Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 13, 2005, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Charlotte, North Carolina
June 22, 2005